December 17, 2013

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:   WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on November 19, 2013 regarding the Trust’s Post-Effective Amendment No. 232 (“PEA No. 232”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2013 for the purpose of registering shares of the WisdomTree Short-Term High Yield Corporate Bond Negative Duration Fund[1] (the “Fund”) in PEA No. 232. The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments were made in Post-Effective Amendment No. 273 (“PEA No. 273”) to the Trust’s registration statement, which was filed with the SEC on December 16, 2013. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.      Comment: Please confirm that the Fund will delay effectiveness until the Fund receives a long-short exemptive order or some other appropriate form of no-action relief.

Response: The Trust received the long-short exemptive order on December 11, 2013, prior to the Fund’s effectiveness date.

2.      Comment: Please provide the Staff with the details of the Fund’s fee table once they become available.

[1]    The Fund’s name changed to the WisdomTree Short-Term High Yield Bond Negative Duration Fund in PEA No. 273 and, subsequently, the Fund’s name changed to WisdomTree BofA Merrill Lynch High Yield Bond Negative Duration Fund in the final form of prospectus and SAI filed pursuant to Rule 497(c) under the Securities Act of 1933.

Mr. Ed Bartz December 17, 2013 Page 2 Response: The Fund’s fee table is set forth below.
Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.48%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.48%

*  “Other Expenses” are based on estimated amounts for the current fiscal year.

3.      Comment: Please provide a policy that the Fund will invest at least 80% of its assets in high yield corporate bonds.

Response: We respectfully decline to make the requested revision. The release adopting Rule 35d-1 states that the Division of Investment Management, in determining whether a particular name is misleading, “will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments.” and that “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

The “Principal Investment Strategies of the Fund” section of the Prospectus states “[u]nder normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.” We believe that this is an appropriate and adequate summary of the disclosure in the “Additional Information about the Fund” section of the Prospectus, which states:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of investments suggested by its name. (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

4.      Comment: Please explain how derivatives are valued for purposes of the Fund’s 80% policy, e.g., market value, notional value, or market-to-market.

Response: The Trust believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, the Trust historically has not used, and currently does

Mr. Ed Bartz

December 17, 2013

not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, the Trust confirms that derivative instruments that provide economic exposure to assets that are consistent with its name will be valued at market value for purposes of measuring compliance with the noted 80% policy. To the extent the SEC or its Staff issues additional guidance in this area, the Trust reserves the right to modify its policies in accordance with such guidance.[2]

5.      Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please explain supplementally what are the other investments included in “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.”

Response: The reference to “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” in the “Principal Investment Strategies of the Fund” section encompasses securities such as depository receipts based on component securities and TBA Transactions. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet this 80% requirement.

6.      Comment: Please revise the first sentence in the second paragraph of the “Principal Investment Strategies of the Fund” section to clarify that the “use of short U.S. Treasury securities” is a reference to short positions in U.S. Treasuries (short exposure) as opposed to long positions in short-term U.S. Treasuries (long exposure).

Response: We have made the requested change.

7.      Comment: Please include a parenthetical referencing “junk bonds” in the description of “non-investment grade corporate debt securities” in the second paragraph of the “Principal Investment Strategies of the Fund” section.

Response: We have made the requested change.

8.      Comment: The Staff notes the term “Short-Term” is included in the Fund’s name. The Staff takes the position that the dollar-weighted average portfolio maturity of a Fund with “short-term” in its name should not be more than three years. Please revise the disclosure in the “Principal Investment Strategies of the Fund” section accordingly.

Response: The requested change has not been made. Prior to making shares available to the public, the Trust filed final forms of the Fund’s Prospectus and SAI

[2]    The SEC has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the 1940 Act, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

Mr. Ed Bartz

December 17, 2013

pursuant to Rule 497(c) under the Securities Act of 1933, in which the Trust changed the Fund’s name to “WisdomTree BofA Merrill Lynch High Yield Bond Negative Duration Fund,” removing the reference to “short-term” in its name.

9.      Comment: In the second sentence in the third paragraph of the “Principal Investment Strategies of the Fund” section, please replace “less than zero” with the Fund’s duration, i.e., negative seven years.

Response: We have made the requested change.

10.    Comment: Please revise the “Hedging Risk” so that the disclosure only addresses the Fund’s negative duration portfolio.

Response: We have made the requested change.

11.    Comment: Please revise the “Interest Rate Risk” to reflect that the performance of the Fund’s short positions move in the same direction as interest rates.

Response: We have made the requested change.

12.    Comment: The Staff notes that “Short Sales Risk” is a principal risk of investing in the Fund. Please revise the “Principal Investment Strategies of the Fund” section to incorporate the Fund’s short sale strategy. Also, please confirm that expenses related to the Fund’s short sale strategy are disclosed in the Fund’s fee table.

Response: We have made the requested change. The Fund does not currently intend to sell short securities. To the extent that the Fund does short securities in the future, it will review the expenses incurred by such sales to determine whether an additional line item is warranted. If so, the Fund will supplement its registration statement at that time.

13.    Comment: The Staff notes that the disclosure required by Item 8 of Form N-1A, which relates to Fund payments to broker-dealers or other financial intermediaries, precedes the tax disclosure required by Item 7 of Form N-1A. Please move the Item 8 disclosure so that it follows the Item 7 disclosure.

Response: We have made the requested change.

SAI

14.    Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: Confirmed.

Mr. Ed Bartz

December 17, 2013

*  *  *  *  *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:    Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Long, Esq.

K. Michael Carlton, Esq.